UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 21, 2006

Commission File Number: 000-50975

China Finance Online Co. Limited ———————————————————————————————————
(Translation of registrant’s name into English)

HONG KONG ———————————————————————————————————
(Jurisdiction of incorporation or organization)

9th Floor of Tower C, Corporate Square NO.35 Financial Street, Xicheng District Beijing, China 100032
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CHINA FINANCE ONLINE REPORTS THIRD QUARTER 2006 UNAUDITED FINANCIAL RESULTS

See Exhibit 99.1 for Press Release

THE RESULTS OF CHINA FINANCE ONLINE 2006 ANNUAL GENERAL MEETING

See Exhibit 99.2 for the Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Finance Online Co. Limited

Date: 11/21/2006	By:	Jun Wang
	Name:	Jun Wang
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	CHINA FINANCE ONLINE REPORTS THIRD QUARTER 2006 UNAUDITED FINANCIAL RESULTS
99.2	THE RESULTS OF CHINA FINANCE ONLINE 2006 ANNUAL GENERAL MEETING